EXHIBIT 99.1


(Translation)                                                   ANDERSEN


Ciba Specialty Chemicals Holding Inc., Basel

Report of the Statutory Auditors to the General Meeting regarding share capital reduction


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                                                                      ANDERSEN

Report of the Statutory Auditors to the General Meeting of Shareholders in accordance with Article 732 of the Swiss Code of Obligations regarding the reduction of the share capital of Ciba Specialty Chemicals Holding Inc., Basel

The Board of Directors of Ciba Specialty Chemicals Holding Inc. engaged us to prepare the auditors' report for the intended reduction of the share capital.

The Board of Directors is responsible for the interim balance sheet as of February 28, 2002, as well as for the proposal to reduce the Company's capital. Our responsibility is to express an opinion whether the claims of creditors against the Company are covered after the capital reduction. We confirm that we meet the legal requirements concerning professional qualification and independence.

The Board of Directors proposes to reduce the Company's common stock from the
previous                                                   CHF     721 301 170
- divided in 72 301 170 registered shares
at a par value of CHF 10 per share -
by CHF 1 per share or total                                CHF      72 130 117
                                                              ----------------
to                                                         CHF    649 171 053


After the capital reduction the common stock will be divided in 72 130 117 registered shares at a par value of CHF 9 per share.

The capital reduction will be paid in cash.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the claims of creditors against the Company are still covered after consummation of the capital decrease. We have performed the appropriate procedures in this connection. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the claims of creditors against the Company are still fully covered after consummation of the capital reduction.

ARTHUR ANDERSEN AG

/s/                                         /s/
Eric G. Ohlund                              Patrick Fawer

Attachments:   Interim balance sheets as of February 28, 2002, before and after capital reduction.

Basel, March 15, 2002


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
Ciba Specialty Chemicals Holding Inc., Basel
(all values in Swiss francs)


Balance sheet as of                                  February 28, 2002                              February 28, 2002
                                                     before capital                                 after capital
                                                     reduction                                      reduction
----------------------------- ---------------------  ---------------------- ----------------------  ----------------------
Assets
Cash and Cash Equivalents                                    670 129 831.51                                 670 129 831.51
Short-term investments                                        31 105 930.00                                  31 105 930.00
Accounts receivable:                                         394 876 081.39                                 394 876 081.39
     Subsidiaries                    393 515 062.29                                 393 515 062.29
     Third parties                     1 361 019.10                                   1 361 019.10
Prepaid Assets                                                   250 695.00                                     250 695.00
----------------------------- ---------------------  ---------------------- ----------------------  ----------------------
Total current assets
Loans                                                        653 780 000.00                                 653 780 000.00
     Subsidiaries                    693 080 000.00                                 693 080 000.00
     Third parties                    14 700 000.00                                  14 700 000.00
Financial Investments                                      1 804 969 988.00                               1 804 969 988.00
Other Assets                                                   3 835 630.60                                   3 835 630.60
                                                           2 462 585 618.60                               2 462 585 618.60
                                                           3 558 948 156.50                               3 558 948 156.50
----------------------------- ---------------------  ---------------------- ----------------------  ----------------------
Liabilities
Short-term liabilities                                       313 492 768.50                                 385 622 885.50
     Subsidiaries                        170 397.80                                     170 397.80
     Third parties                   313 322 370.70                                 313 322 370.70
     Shareholders                              0.00                                  72 130 177.00
Accrued liabilities                                           23 326 537.00                                  23 326 537.00
Debenture bonds                                              300 000 000.00                                 300 000 000.00
Provisions                                                   126 000 000.00                                 126 000 000.00
----------------------------- ---------------------  ---------------------- ----------------------  ----------------------
Total liabilities
Common stock                                                 721 301 170.00                                    649 171 053
Legal reserves:                                            1 568 486 254.00                               1 568 486 254.00
     General reserves              1 248 792 498.00                               1 248 792 498.00
     Treasury stock reserves         319 693 756.00                                 319 693 756.00
Retained Earnings                                            506 341 427.00                                 506 341 427.00
     Brought forward                 499 358 633.50                                 499 358 633.50
     Profit for the year               6 982 793.50                                   6 982 793.50
                                                           2 796 128 851.00                               2 723 998 734.00
----------------------------- ---------------------  ---------------------- ----------------------  ----------------------
                                                           3 558 948 156.50                               3 558 948 156.50

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